08054286

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

SEC
Mail Processing
Section

JUN 2 6 2008

Washington, DC
104

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

____TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

PROCESSED
JUL 0 2 2008
THOMSON REUTERS

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2007	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2006	2
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3
Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2007	4
Notes to Financial Statements as of December 31, 2007 and 2006 and for the Year Ended December 31, 2007	5-11
SUPPLEMENTAL SCHEDULE:	
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2007	12-25
SIGNATURE	26
Exhibit 23-1 Consent of Deloitte & Touche LLP	27
Exhibit 23-2 Consent of J.H. Cohn LLP	28

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2007 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2007 basic financial statements taken as a whole.

J. H. Cohn LLP

Roseland, New Jersey
June 24, 2008

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Automatic Data Processing, Inc.
Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2006. This statement of net assets available for benefits is the responsibility of the Plan's management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 21, 2007

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CASH	$ -	$ 7,310
INVESTMENTS (NOTE 3):		
Participant directed investments, at fair value	1,880,990,009	1,843,423,647
Participant loans receivable	52,484,763	52,560,793
TOTAL INVESTMENTS	1,933,474,772	1,895,984,440
RECEIVABLES:		
Employer contribution receivable	47,648,618	47,088,457
Participant contribution receivable	4,841,646	4,617,575
Broker receivable for securities sold	373,959	1,034,228
Interest and dividends receivable	3,952,859	3,619,947
TOTAL RECEIVABLES	56,817,082	56,360,207
TOTAL ASSETS	$ 1,990,291,854	$ 1,952,351,957
LIABILITIES		
Broker payable for securities purchased	$ 940,511	$ 1,781,508
Accrued expenses	1,112,548	871,379
TOTAL LIABILITIES	$ 2,053,059	$ 2,652,887
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,988,238,795	$ 1,949,699,070

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:	
Contributions:	
Participant	$ 154,208,514
Employer	48,992,994
Total contributions	203,201,508
Assets transferred in from acquisitions	1,004,353
Investment income:	
Net appreciation in fair value of investments	86,004,796
Dividends	27,620,302
Interest	14,077,338
Net investment income	127,702,436
TOTAL ADDITIONS	$ 331,908,297
DEDUCTIONS:	
Benefits paid to participants	129,974,667
Administrative and general expenses	3,711,405
Assets transferred out to Broadridge (NOTE 1)	159,682,500
TOTAL DEDUCTIONS	$ 293,368,572
INCREASE IN NET ASSETS	$ 38,539,725
NET ASSETS AVAILABLE FOR BENEFITS —	
Beginning of year	$ 1,949,699,070
End of year	$ 1,988,238,795

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. ("ADP") Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor"). J.P. Morgan Chase Bank, N.A. ("J.P. Morgan") serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed Non-Highly compensated (employees earning less than $100,000 in 2006), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code ("IRC") (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions ("Catch-Up Contributions") up to the amount of $5,000 for 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions"). Unless the employee elects otherwise, any employee hired on or after January 8, 2007 shall be automatically enrolled as a participant in the Plan after sixty days of employment at a deferral rate of 3% of compensation. These contributions will be invested in the JP Morgan SmartRetirement fund that corresponds to their estimated retirement date. Participant contributions during the year ended December 31, 2007 include $10,323,258 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to 48% of the first 6% of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution increases to an amount equal to 58% of the first 6% of a participant's salary deferral election. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts— Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of these funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Investments in the Plan consist of various investments which include the ADP Stock Fund, the Broadridge Stock Fund, separately managed accounts, comingled trusts, mutual funds, and money market funds.

The Bear Stearns Intermediate Bond Fund, the Montag & Caldwell Growth Fund and the American Century Small Cap Value Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues. The UBS S&P 500 Index Fund, the J.P. Morgan Smart Retirement Income Fund, the J.P. Morgan Smart Retirement 2010 Fund, the J.P. Morgan Smart Retirement 2015 Fund, the J.P. Morgan Smart Retirement 2020 Fund, the J.P. Morgan Smart Retirement 2030 Fund, the J.P. Morgan Smart Retirement 2040 Fund, and the Barclays Russell 2000 Growth Index Fund (which replaced the Trusco Small Cap Growth Fund on December 1, 2006) are commingled trusts. The Western Asset Institutional Money Market Fund (formerly known as the Smith Barney Institutional Cash Management Fund) is a money market fund. The Legg Mason Value Trust Fund and the Julius Baer International Equity Fund are mutual funds. The J.P. Morgan U.S. Government Short-Term Investment Fund is a money market fund used to invest residual cash and is not participant directed.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan. Matching contributions are made pursuant to participants' individual investment elections on file as of December 31 of the respective calendar year.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant's vested account balance is more than $1,000. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock ("Company Stock"), or as cash equivalent to the fair market value of the Company Stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2007 and 2006 amounted to $138,516 and $389,298, respectively. For the year ended December 31, 2007, amounts used to pay administrative expenses amounted to $911,343, and the amount used to reduce employer contributions was $1,265.

Participant Loans—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, bear interest at rates ranging from 4.75% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Transfers In—There were trust to trust transfers into the Plan during the 2007 calendar year of $1,004,353.

Transfers Out— On March 30, 2007, ADP completed the tax free spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. ("Broadridge"). Effective upon completion of the spin-off, Broadridge employees were no longer participants in the Plan and their participant account balances and loan receivable balances of $155.3 million and $4.4 million, respectively, were transferred to Broadridge's newly formed defined contribution plan on May 1, 2007.

Employee Stock Ownership Plan Component– The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) Account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant's election, dividends can be reinvested in the ESOP Component. After January 8, 2007, all cash dividends were paid-out on a quarterly basis starting with the first dividend paid in calendar year 2007. Prior to January 8, 2007, participants who elected to be paid in cash directly were paid no later than ninety days after the close of the Plan year in which dividends are paid. If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Except as noted below, investments are stated at fair value. Investments which are traded principally on national securities exchanges are valued at the last reported sale price at the close of the business day. The ADP Stock and Broadridge Stock Funds are composed primarily of Company Stock and Broadridge common stock, each of which is valued at quoted market price at the end of the year. The loans to participants are valued at outstanding principal balance which approximates fair value.

The separately managed accounts and commingled trusts are institutional portfolios managed and valued by the individual investment companies. These portfolios, which have no quoted market values, are offered to the institutional clients and participants of the Plan. The market values of these portfolios are based on the fair values of the publicly traded underlying investments, if applicable. Fair values of these investments are based on the last sales price (if traded on December 31) or, as in the case of fixed income securities or thinly-traded securities, at the price obtained from sources considered to be reliable by the custodian of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

For mutual fund/money market fund investments, including Legg Mason Value Trust Fund, Julius Baer International Equity Fund, and Western Asset Institutional Money Market Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately. Management fees for the separately managed accounts and comingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis. Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. At December 31, 2007 and 2006, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $82,642 and $72,638, respectively.

New Accounting Pronouncement— In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for plan years beginning after November 15, 2007 and interim periods within those plan years. As of December 31, 2007, management is evaluating the impact of the adoption of SFAS 157 on the Plan's financial statements.

3. INVESTMENTS

The investments of the Plan as of December 31, 2007 and 2006 are summarized as follows:

Investments, at fair value:	2007		2006	
ADP Company Stock, 5,756,725 and 6,612,165 shares, respectively	$ 256,346,965	*	$ 325,649,126	*
Julius Baer International Equity Fund	358,187,841	*	302,585,944	*
Legg Mason Value Trust Fund	239,603,487	*	292,967,712	*
Bear Stearns Intermediate Bond Fund	154,729,086	*	145,357,405	*
UBS S&P 500 Index Fund	163,005,977	*	154,447,782	*
Western Asset Institutional Money Market Fund	131,470,751	*	133,439,988	*
Barclays Russell 2000 Growth Index Fund	120,392,683	*	124,299,324	*
Montag & Caldwell Growth Fund	108,672,603	*	75,735,561	
J.P. Morgan Smart Retirement 2020 Fund	92,260,224		86,001,366	
American Century Small Cap Value Fund	63,073,712		65,473,385	
J.P. Morgan Smart Retirement 2030 Fund	60,607,274		46,985,483	
J.P. Morgan Smart Retirement 2015 Fund	40,773,639		37,805,647	
Broadridge Company Stock, 1,209,538 shares	27,129,926		-	
J.P. Morgan Smart Retirement 2010 Fund	25,994,286		25,667,636	
J.P. Morgan Smart Retirement 2040 Fund	22,087,608		11,498,143	
J.P. Morgan Smart Retirement Income Fund	13,138,290		13,548,185	
J.P. Morgan U.S. Government Short-Term Investment Fund	3,515,025		1,960,221	
Trusco Small Cap Growth Fund	632		739	
Participant loans receivable	52,484,763		52,560,793	
Total investments	$ 1,933,474,772		$ 1,895,984,440	

* Investments held that represent 5% or more of the Plan's net assets available for benefits at the end of each of the respective years

3. INVESTMENTS (continued)

During the year ended December 31, 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Julius Baer International Equity Fund	$	43,589,868
Montag & Caldwell Growth Fund		15,581,921
Broadridge Stock Fund		10,362,255
UBS S&P 500 Index Fund		9,089,639
Barclays Russell 2000 Growth Index Fund		8,498,870
J.P. Morgan Smart Retirement 2020 Fund		7,056,412
Bear Stearns Intermediate Bond Fund		4,959,124
J.P. Morgan Smart Retirement 2030 Fund		4,231,922
J.P. Morgan Smart Retirement 2015 Fund		3,033,885
J.P. Morgan Smart Retirement 2010 Fund		1,930,341
J.P. Morgan Smart Retirement 2040 Fund		1,204,093
J.P. Morgan Smart Retirement Income Fund		875,294
Trusco Small Cap Growth Fund		30,753
Western Asset Institutional Money Market Fund		6,676
American Century Small Cap Value Fund		(2,601,267)
ADP Stock Fund		(4,284,690)
Legg Mason Value Trust Fund		(17,560,300)
Net appreciation in fair value of investments	$	86,004,796

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2007 and 2006, the Plan held 5,756,725 and 6,612,165 shares, respectively, of common stock of Automatic Data Processing, Inc., the sponsoring employer, with a cost basis of $210,895,785 and $260,247,665, respectively. For the year ended December 31, 2007, the Plan recorded dividend income in the amount of $5,858,818 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by J.P. Morgan. J.P. Morgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

5. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * *

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares		Current Value
ADP STOCK FUND				
Common Stock				
*AUTOMATIC DATA PROCESSING, INC. COM STK	Common Stock	5,756,725	$	256,346,965
BROADRIDGE FINANCIAL SOLUTIONS COM STK	Common Stock	117		2,624
Total Common Stock				**256,349,589**
Short-Term Investment Fund				
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,309,227		3,309,227
TOTAL ADP STOCK FUND			**$**	**259,658,816**
BROADRIDGE STOCK FUND				
Common Stock				
BROADRIDGE FINANCIAL SOL COM STK NPV	Common Stock	1,209,421	$	27,127,302
Short-Term Investment Fund				
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	205,798		205,798
TOTAL BROADRIDGE STOCK FUND			**$**	**27,333,100**
AMERICAN CENTURY SMALL CAP VALUE FUND				
Common Stock				
ACCO BRANDS CORP COM STK	Common Stock	27,800	$	445,912
ACUITY BRANDS INC COM STK	Common Stock	3,000		135,000
ADVANCE AMER CASH ADVANCE CTRS INC COM U	Common Stock	19,000		193,040
AEROVIRONMENT INC COM STK	Common Stock	7,600		183,920
ALASKA AIR GROUP INC COM STK	Common Stock	9,400		235,094
ALBANY INTERNATIONAL CORP CLASS 'A' COM ST	Common Stock	4,500		166,950
ALEXANDAR & BALDWIN INC COM STK NPV	Common Stock	1,800		92,988
ALLIANT TECHSYSTEMS INC COM STK	Common Stock	1,200		136,512
ALPHA NATURAL RESOURCES COM STK	Common Stock	3,100		100,688
ALPHARMA INC CLASS 'A' COM STK	Common Stock	7,700		155,155
ALTRA HOLDINGS INC COM STK	Common Stock	10,100		167,963
AMERICAN ECOLOGY CORP COM STK	Common Stock	20,100		471,948
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	26,000		215,540
AMERICAN GREETINGS CORP COM STK CLASS 'A'	Common Stock	6,200		125,860
AMERICAN SCIENCE & ENGINEERING INC COM S	Common Stock	3,500		198,625
AMSURG CORP COM STK	Common Stock	9,400		254,364
ANIXTER INTERNATIONAL INC COM STK	Common Stock	1,500		93,405
APOLLO INVESTMENT CORP COM STK	Common Stock	22,600		385,330
APPLIED INDUSTRIAL TECHNOLOGIES INC COM	Common Stock	5,600		162,512
APTARGROUP INC COM STK	Common Stock	3,100		126,821
ARCH CHEMICALS INC COM STK	Common Stock	2,700		99,225
ARES CAPITAL CORP COM STK	Common Stock	17,500		256,025
ARKANSAS BEST CORP COM STK	Common Stock	5,700		125,058
ARRIS GROUP INC COM STK	Common Stock	10,300		102,794
ARVINMERITOR INC COM STK	Common Stock	16,100		188,853

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
ASPEN INSURANCE HLDGS COM STK	Common Stock	18,800	542,192
ASPEN TECHNOLOGY INC COM	Common Stock	5,600	90,832
ASSET ACCEPTANCE CAPITAL CORP COM STK	Common Stock	18,400	191,544
ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	31,300	234,750
ASV INC COM STK	Common Stock	17,500	242,375
ATMOS ENERGY CORP COM STK	Common Stock	9,600	269,184
AVOCENT CORP COM STK	Common Stock	4,200	97,902
B & G FOODS HLDS COM CLASS 'A'	Common Stock	25,900	264,439
BARNES & NOBLE INC COM STK	Common Stock	7,200	248,040
BARNES GROUP INC COM STK	Common Stock	3,000	100,170
BELDEN INC COM STK	Common Stock	1,900	84,550
BELO CORP CLASS 'A' COM STK	Common Stock	9,600	167,424
BEMIS CO INC COM STK	Common Stock	20,600	564,028
BENCHMARK ELECTRONICS INC COM STK	Common Stock	18,200	322,686
BIO RAD LABORATORIES INC CLASS 'A' COM STK	Common Stock	1,000	103,620
BJ'S WHOLESALE CLUB INC COM STK	Common Stock	3,500	118,405
BRADY CORP 'A' NONV	Common Stock	3,500	122,815
BRINK'S COMPANY BRINKS GROUP COM	Common Stock	2,600	155,324
BROWN SHOE CO INC COM STK	Common Stock	5,600	84,952
CABOT MICROELECTRONICS CORP COM STK	Common Stock	2,600	93,366
CAL DIVE INTL INC DEL COM STK	Common Stock	7,800	103,272
CALIFORNIA PIZZA KITCHEN INC COM STK	Common Stock	16,500	256,905
CARTERS INC COM STK	Common Stock	4,200	81,270
CASEY'S GENERAL STORES INC COM STK	Common Stock	4,900	145,089
CATO CORP CLASS 'A' COM STK	Common Stock	7,800	122,148
CEC ENTERTAINMENT COM STK	Common Stock	19,400	503,624
CENTRAL GARDEN & PET CO COM STK	Common Stock	15,600	89,856
CENTRAL PAC FINL CORP COM	Common Stock	16,800	310,128
CENTURY ALUMINIUM COM STK	Common Stock	1,800	97,092
CF INDUSTRIES HOLDINGS INC COM STK	Common Stock	1,400	154,084
CHARMING SHOPPES INC COM STK	Common Stock	17,400	94,134
CITY NATIONAL CORP COM STK	Common Stock	3,300	196,515
CLAYMONT STEEL HOLDINGS INC COM STK	Common Stock	8,500	198,475
CLEAN HARBORS INC COM STK	Common Stock	1,900	98,230
CLECO CORP COM STK	Common Stock	4,700	130,660
CLEVELAND CLIFFS INC COM STK	Common Stock	1,000	100,800
COHERENT INC COM STK	Common Stock	7,600	190,532

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
COHU INC COM STK	Common Stock	7,900	120,870
COMMERCIAL VEHICLE GROUP INC COM STK	Common Stock	18,300	265,350
COMMSCOPE INC COM STK	Common Stock	2,200	108,262
COMMUNITY HEALTH SYSTEMS INC (NEW) COM STK	Common Stock	5,300	195,358
CONTINENTAL RESOURCES INC COM STK	Common Stock	3,800	99,294
COINTHIAN COLLEGES INC COM STK	Common Stock	17,100	263,340
CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	3,300	121,275
COWEN GROUP INC COM STK	Common Stock	30,100	286,251
CRANE CO COM STK	Common Stock	2,900	124,410
CULLEN FROST BANKERS COM STK	Common Stock	5,000	253,300
CURTISS-WRIGHT CORP COM STK	Common Stock	2,500	125,500
CUTERA INC COM STK	Common Stock	18,600	292,020
CYTEC INDUSTRIES INC COM STK	Common Stock	3,200	197,056
DATASCOPE CORP COM STK	Common Stock	2,900	105,560
DEL MONTE FOODS COM STK	Common Stock	14,300	135,278
DELPHI FINANCIAL GROUP INC CLASS 'A' COM STK	Common Stock	3,400	119,952
DOUBLE HULL TANKERS INC COM STK	Common Stock	16,421	200,993
DRS TECHNOLOGIES INC COM STK	Common Stock	4,600	249,642
EFJ INC COM	Common Stock	30,100	82,474
ELECTRO SCIENTIFIC INDUSTRIES INC COM ST	Common Stock	6,700	132,995
ELECTRONICS FOR IMAGING COM STK	Common Stock	12,700	285,496
EMCOR GROUP COM STK	Common Stock	10,500	248,115
EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	13,900	316,642
EMULEX CORP COM STK	Common Stock	13,300	217,056
ENCORE ACQUISITION CO COM STK	Common Stock	4,400	146,828
ENDURANCE SPECIALTY HLDGS COM STK	Common Stock	5,300	221,169
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	17,600	137,808
ESTERLINE TECHNOLOGIES CORP COM STK	Common Stock	2,500	129,375
ETHAN ALLEN INTERIORS INC COM STK	Common Stock	14,100	401,850
EXTERRAN HOLDINGS INC COM STK	Common Stock	1,300	106,340
FAIR ISAAC CORP COM STK	Common Stock	5,900	189,685
FERRO CORP COM STK	Common Stock	4,400	91,212
FIRST MIDWEST BANCORP COM STK	Common Stock	18,800	575,280
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	10,500	126,420
FIRSTMERIT CORP COM STK	Common Stock	4,800	96,048
FOREST OIL CORP COM STK	Common Stock	1,700	86,428
FRED'S INC CLASS 'A' COM STK	Common Stock	13,600	130,968
FULLER (H.B.) CO COM STK	Common Stock	3,800	85,310
FULTON FINANCIAL CORP COM STK	Common Stock	36,400	408,408

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
FURNITURE BRANDS INTL INC COM STK	Common Stock	7,500	75,450
G & K SERVICES INC CLASS 'A' COM STK	Common Stock	4,200	157,584
GENLYTE GROUP INC COM STK	Common Stock	1,000	95,200
GLATFELTER (P.H.) CO COM STK	Common Stock	6,300	96,453
GLOBAL INDUSTIRES COM STK	Common Stock	6,000	128,520
GRANITE CONSTRUCTION COM STK	Common Stock	15,900	575,262
GREAT PLAINS ENERGY INC COM STK NPV	Common Stock	15,000	439,800
GRIFFON CORP COM STK	Common Stock	34,200	425,790
GROUP 1 AUTOMOTIVE INC COM STK	Common Stock	7,000	166,250
HAIN CELESTIAL GROUP INC COM STK	Common Stock	6,400	204,800
HANMI FINANCIAL CORP COM STK	Common Stock	30,500	262,910
HANOVER INSURANCE GROUP INC COM STK	Common Stock	3,600	164,880
HAYNES INTERNATIONAL INC COM STK	Common Stock	3,700	257,150
HCC INSURANCE HLDG COM STK	Common Stock	30,400	871,872
HEARST ARGYLE TELEVISION INC SER 'A' COM	Common Stock	4,400	97,284
HEARTLAND EXPRESS INC COM STK	Common Stock	6,900	97,842
HEIDRICK & STRUGGLES COM STK	Common Stock	4,900	181,839
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	3,300	136,950
HELMERICH & PAYNE INC COM STK	Common Stock	2,600	104,182
HENRY JACK & ASSOCIATES INC COM STK	Common Stock	3,900	94,926
HERCULES INC COM STK	Common Stock	12,100	234,135
HFF INC COM STK	Common Stock	16,300	126,162
HILB ROGAL & HOBBS COMPANY	Common Stock	2,900	117,653
HORNBECK OFFSHORE INC COM STK	Common Stock	2,100	94,395
HOT TOPIC INC COM STK	Common Stock	38,500	224,070
HUBBELL INC CLASS 'B'	Common Stock	3,200	165,120
ICU MEDICAL INC COM STK	Common Stock	2,700	97,227
IMATION CORP COM STK	Common Stock	4,300	90,300
INNOPHOS HOLDINGS INC COM	Common Stock	18,000	267,840
INSIGHT ENTERPRISE INC COM STK	Common Stock	5,372	97,985
INTERNATIONAL SPEEDWAY CORP CLASS 'A' COM	Common Stock	5,100	210,018
IOWA TELECOMMUNICATIONS SVCS INC COM STK	Common Stock	14,100	229,266
IPC HLDGS COM STK	Common Stock	6,400	184,768
J & J SNACK FOODS CORP COM STK	Common Stock	6,500	203,320
JOURNAL COMMUNICATIONS INC COM STK	Common Stock	51,800	463,092
KAMAN CORP	Common Stock	3,000	110,430
KAYDON CORP COM STK	Common Stock	4,400	239,976
KENNAMETAL INC CAP STK	Common Stock	6,400	242,304
KENNETH COLE PRODUCTIONS INC CLASS 'A' COM	Common Stock	25,600	447,744

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number *of Shares*	Current *Value*
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
KEY ENERGY SERVICES INC COM STK	Common Stock	11,700	168,363
KNIGHT CAPITAL GROUP INC CLASS 'A' COM ST	Common Stock	14,300	205,920
LANCASTER COLONY CORP COM STK	Common Stock	4,100	162,770
LAZARD LTD COM STK CLASS 'A' COM	Common Stock	2,000	81,360
LCA VISION INC COM STK	Common Stock	6,200	123,814
LENNOX INTERNATIONAL INC COM STK	Common Stock	2,900	120,118
LIFEPOINT HOSPITALS INC COM STK	Common Stock	4,200	124,908
LITTELFUSE INC COM STK	Common Stock	6,000	197,760
LSI INDUSTRIES COM STK	Common Stock	8,129	147,948
LUFKIN INDUSTRIES INC COM STK	Common Stock	6,000	343,740
MADISON GAS & ELEC CO COM	Common Stock	9,800	347,606
MAGELLAN HEALTH SERVICES INC	Common Stock	2,900	135,227
MATTSON TECHNOLOGY INC COM STK	Common Stock	22,700	194,312
MCG CAPITAL CORP COM STK	Common Stock	19,800	229,482
MDC HLDGS INC COM STK	Common Stock	2,500	92,825
METAL MANAGEMENT INC COM STK	Common Stock	2,900	132,037
MFA MORTGAGE INVESTMENTS COM SHS	Common Stock	42,000	388,500
MILLER(HERMAN) INC COM STK	Common Stock	10,100	327,139
MINERALS TECHNOLOGIES INC COM STK	Common Stock	3,000	200,850
MKS INSTRUMENTS INC COM STK	Common Stock	13,100	250,734
MONEYGRAM INTERNATIONAL INC COM	Common Stock	8,100	124,497
MOOG INC CLASS 'A' (LIM.V)	Common Stock	5,100	233,631
MPS GROUP INC COM STK	Common Stock	9,000	98,460
MUELLER INDUSTRIES INC COM STK	Common Stock	11,500	333,385
MUELLER WATER PRODUCTS INC COM STK	Common Stock	10,700	106,679
MVC CAPITAL INC COM	Common Stock	11,800	190,452
NATIONAL ATLANTIC HLDGS CORP COM STK	Common Stock	7,800	34,554
NATIONAL FINANCIAL PARTNERS COM STK	Common Stock	5,600	255,416
NEENAH PAPER INC COM STK	Common Stock	4,400	128,260
NELNET INC COM STK	Common Stock	7,600	96,596
NIGHTHAWK RADIOLOGY HOLDINGS COM STK	Common Stock	9,300	195,765
NN INC COM STK	Common Stock	25,000	235,500
NORTH AMERICAN ENERGY PARTNERS COM NPV	Common Stock	23,400	317,070
OCEANFREIGHT INC COM STK	Common Stock	5,500	105,765
ODYSSEY HEALTHCARE INC COM STK	Common Stock	68,700	759,822
ODYSSEY RE HOLDINGS CORP COM STK	Common Stock	4,300	157,853
OIL STATES INTERNATIONAL INC COM STK	Common Stock	4,300	146,716
OLIN CORP COM STK	Common Stock	4,800	92,784
OM GROUP INC COM STK	Common Stock	5,200	299,208

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
ONEBEACON INSURANCE GROUP LTD CLASS 'A' CO	Common Stock	8,200	176,300
OWENS & MINOR INC COM STK	Common Stock	5,000	212,150
OXFORD INDUSTRIES INC COM STK	Common Stock	3,700	95,349
PACIFIC CAPITAL BANCORP COM	Common Stock	5,900	118,767
PACKETEER INC COM STK	Common Stock	15,300	94,248
PANERA BREAD CO CLASS 'A' COM STK	Common Stock	7,100	254,322
PAR PHARMACEUTICAL	Common Stock	7,700	184,800
PARAMETRIC TECHNOLOGY CORP COM STK	Common Stock	80,800	1,442,280
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	2,900	81,896
PATRIOT CAPITAL FUNDING INC COM STK	Common Stock	21,600	217,944
PENNANTPARK INVESTMENT CORPORATION COM	Common Stock	13,800	138,276
PENSKE AUTOMOTIVE GROUP INC COM STK	Common Stock	10,400	181,584
PENTAIR INC COM STK	Common Stock	6,900	240,189
PERFORMANCE FOODS GROUP INC COM STK	Common Stock	3,200	85,984
PEROT SYSTEMS CLASS 'A' COM STK	Common Stock	33,200	448,200
PERRIGO CO COM STK	Common Stock	2,700	94,527
PHOENIX COMPANIES INC COM STK	Common Stock	8,100	96,147
PIER 1 IMPORTS INC COM STK	Common Stock	16,500	86,295
PILGRIMS PRIDE CORP COM STK	Common Stock	4,700	136,065
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	7,100	252,476
PLEXUS CORP COM STK	Common Stock	3,800	99,788
PMI GROUP INC COM STK	Common Stock	6,300	83,664
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	3,800	105,564
PROASSURANCE CORP COM STK	Common Stock	2,300	126,316
PUGET ENERGY COM STK NPV	Common Stock	4,600	126,178
QUANEX CORP COM STK	Common Stock	2,500	129,750
QUANTUM-DLT & STORAGE SYSTEMS GROUP COM	Common Stock	35,600	95,764
RACKABLE SYSTEMS INC COM STK	Common Stock	16,100	161,000
RALCORP HOLDINGS INC COM STK	Common Stock	2,000	121,580
RC2 CORP COM STK	Common Stock	3,500	98,245
RED ROBIN GOURMET BURGERS INC COM STK	Common Stock	8,100	259,119
REDDY ICE HLDGS INC COM STK	Common Stock	3,700	93,647
REGAL BELOIT CORP COM STK	Common Stock	3,800	170,810
REGIS CORP COM STK	Common Stock	4,200	117,432
RENT-A-CENTER INC COM STK	Common Stock	8,300	120,516
ROGERS CORP CAP STK	Common Stock	3,500	151,795
RTI INTERNATIONAL METALS INC COM STK	Common Stock	1,800	124,074
RUBY TUESDAY INC COM	Common Stock	36,200	352,950
RUDOPLH TECHNOLOGIES INC COM STK	Common Stock	18,000	203,760

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
SCHNITZER STEEL COM STK CLASS 'A'	Common Stock	2,600	179,738
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	4,700	132,916
SEPRACOR INC COM STK	Common Stock	11,900	312,375
SIMPSON MFG CO INC COM STK	Common Stock	3,700	98,383
SKYWEST INC COM STK	Common Stock	9,800	263,130
SMITH (A.O.) CORP COM STK	Common Stock	2,800	98,140
SMUCKER (J.M.) CO COM STK	Common Stock	2,100	108,024
SNAP-ON INC COM STK	Common Stock	2,200	106,128
SOUTH FINANCIAL GROUP INC COM STK	Common Stock	24,300	379,809
SOUTHWEST GAS CORP COM STK	Common Stock	6,400	190,528
SPARTECH CORP COM STK	Common Stock	6,900	97,290
SPEEDWAY MOTOR SPORTS INC COM STK	Common Stock	2,900	90,132
ST MARY LAND & EXPLORATION COM STK	Common Stock	10,100	389,961
STAGE STORES INC COM STK	Common Stock	5,200	76,960
STERIS CORP COM STK	Common Stock	5,200	149,968
STERLING BANCSHARES INC COM STK	Common Stock	29,000	323,640
STERLING CONSTR INC COM	Common Stock	4,431	96,685
SUNSTONE HOTEL INVESTORS INC COM STK	Common Stock	6,500	118,885
SUPERIOR INDUSTRIES INTERNATIONAL COM STK	Common Stock	4,900	89,033
SWIFT ENERGY CO COM STK	Common Stock	4,700	206,941
SYBASE INC COM STK	Common Stock	59,400	1,549,746
TALBOTS INC COM STK	Common Stock	6,200	73,284
TCF FINANCIAL COM STK	Common Stock	29,700	532,521
TECHNITROL INC COM STK	Common Stock	4,700	134,326
TENNECO INC COM STK	Common Stock	3,700	96,459
TIMKEN CO COM STK	Common Stock	7,700	252,945
TRADESTATION GROUP INC COM STK	Common Stock	11,800	167,678
TRIUMPH GROUP INC COM STK	Common Stock	3,500	288,225
TUESDAYS MORNING CORP COM STK	Common Stock	24,400	123,708
TUPPERWARE BRANDS CORP COM STK	Common Stock	6,100	201,483
UAP HLDG CORP COM STK	Common Stock	3,300	127,380
UCBH HLDGS INC COM STK	Common Stock	7,000	99,120
ULTICOM INC COM STK	Common Stock	63,500	508,000
UNITED FIRE & CASUALTY CO COM STK	Common Stock	5,500	159,995
UNITED STATIONERS INC COM STK	Common Stock	2,300	106,283
UNIVERSAL CORP COM STK	Common Stock	2,700	138,294
URS CORP COM STK	Common Stock	2,500	135,825
VEECO FEI INC COM	Common Stock	20,600	344,020
VERIGY LTD COM	Common Stock	7,300	198,341

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
VISHAY INTL	Common Stock	37,100	423,311
VITAL IMAGES INC COM STK	Common Stock	8,600	155,402
VITAL SIGNS COM STK	Common Stock	6,300	322,056
W & T OFFSHORE INC COM STK	Common Stock	21,600	647,136
W-H ENERGY SERVICES INC COM STK	Common Stock	2,500	140,525
WADDELL & REED FINANCIAL INC CLASS 'A' COM STK	Common Stock	8,900	321,201
WARNACO GROUP INC CLS 'A' COM STK	Common Stock	3,600	125,280
WASHINGTON FEDERAL INC COM STK	Common Stock	4,500	94,995
WASTE CONNECTIONS INC COM STK	Common Stock	4,100	126,690
WATSON WYATT WORLDWIDE INC CLASS 'A' COM	Common Stock	2,800	129,948
WD-40 CO COM STK	Common Stock	2,500	94,925
WEIS MARKETS INC COM STK	Common Stock	8,300	331,502
WERNER ENTERPRISES INC OM STK	Common Stock	17,800	303,134
WESTAR ENERGY INC COM STK	Common Stock	7,700	199,738
WGL HLDGS INC COM STK	Common Stock	6,700	219,492
WHITING PETROLEUM CORP COM STK	Common Stock	2,700	155,682
WILMINGTON TRUST CORP COM STK	Common Stock	7,200	253,440
WOLVERINE WORLD WIDE INC COM STK	Common Stock	15,200	372,704
YOUNG INNOVATIONS INC COM STK	Common Stock	19,996	478,104
ZALE CORP COM STK	Common Stock	6,900	110,814
Total Common Stock			$ 56,771,316
Preferred Stock			
ASHFORD HOSPITALITY TRUST INC	Preferred Stock	9,200	$ 174,800
ASPEN INSURANCE	Preferred Stock	18,000	947,250
MIDWEST BANC HLDS PRF CNV SER 'A'	Preferred Stock	5,200	137,020
NATIONAL RETAIL PROPERTIES INC	Preferred Stock	8,000	160,080
Total Preferred Stock			$ 1,419,150
REIT			
ANNALY CAPITAL MANAGEMENT INC CLASS 'A'	REIT	5,700	$ 103,626
EDUCATION REALTY TRUST INC COM STK	REIT	24,100	270,884
GETTY REALTY CORP COM STK	REIT	31,400	837,752
HEALTHCARE REALTY TRUST INC COM STK	REIT	8,100	205,659
LEXINGTON REALTY TRUST COM STK	REIT	22,000	319,880
NATL RETAIL PPTYS COM	REIT	4,300	100,534
REALTY INCOME CORP COM STK	REIT	3,700	99,974
Total REIT			$ 1,938,309

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Cash Equivalents				
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,155,086	$	1,155,086
Total Cash Equivalents			$	1,155,086
Investment Companies				
Mutual Funds				
HIGHLAND DISTRESSED OPPORTUNITIES I COM	Mutual Funds	21,100	$	180,827
ISHARES TRUST RUSSELL 2000 VALUE INDEX FUND	Mutual Funds	7,700		542,696
ISHARES TRUST S&P 600 VALUE INDEX FUND	Mutual Funds	16,400		1,066,328
Total Investment Companies			$	1,789,851
TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$	63,073,712
UBS S&P 500 INDEX FUND	Commingled Trust	8,530,325	$	163,005,977
JULIUS BAER INTERNATIONAL EQUITY FUND	Mutual Fund	8,016,738	$	358,187,841
MONEY MARKET FUND				
Western Asset Institutional Money Market Fund	Money Market	131,470,751	$	131,470,751
LEGG MASON VALUE TRUST FUND	Mutual Fund	3,405,394	$	239,603,487

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Description	Rate of Interest	Maturity Date	Par Value		Current Value
BEAR STEARNS INTERMEDIATE BOND FUND					
Government Bonds					
FED HM LN MTG CORP	4.00 %	6/12/2013	8,000,000	$	7,995,832
FEDERAL HOME LN BANKS	5.13%	9/10/2010	5,500,000		5,710,854
FEDERAL HOME LN MTG CORP	4.50%	1/15/2014	2,000,000		2,046,114
FEDERAL NATL MTG ASSN	4.63%	6/1/2010	5,050,000		5,160,085
FEDERAL NATL MTG ASSN	4.50%	2/15/2011	10,000,000		10,260,660
FEDERAL NATL MTG ASSN	5.38%	11/15/2011	5,000,000		5,284,405
FEDERAL NATL MTG ASSN	5.50%	3/15/2011	3,950,000		4,164,062
FEDERAL NATL MTG ASSN	5.00%	4/15/2015	5,500,000		5,770,276
USA TREASURY NTS	4.25%	8/15/2013	4,250,000		4,405,057
USA TREASURY NTS	4.25%	8/15/2015	3,500,000		3,592,421
USA TREASURY NTS	4.63%	11/15/2016	3,500,000		3,665,431
USA TREASURY NTS	4.75%	5/15/2014	10,000,000		10,633,590
USA TREASURY NTS	3.38%	9/15/2009	10,000,000		10,052,340
USA TREASURY NTS	4.25%	10/15/2010	4,250,000		4,385,800
USA TREASURY NTS	4.50%	11/30/2011	13,500,000		14,088,519
USA TREASURY NTS	3.50%	12/15/2009	1,200,000		1,210,126
Total Government Bonds				$	98,425,571
Mortgage-Backed Security Bonds					
FEDERAL HOME LOAN MORTGAGE CORP	4.50%	1/1/2011	1,508,839	$	1,509,050
FEDERAL HOME LOAN MORTGAGE CORP	4.50%	3/1/2009	345,113		342,592
FEDERAL NATIONAL MORTGAGE ASSOC	5.50%	7/1/2009	152,442		153,988
FHLMC MORTPASS ARM	FLOATING	12/1/2034	458,105		453,149
FHLMC MORTPASS ARM	FLOATING	12/1/2034	511,305		505,490
FHLMCGLD MORTPASS	0.046	8/1/2035	280,694		281,301
FHLMCGLD MORTPASS	0.045	2/1/2009	726,733		721,501
FHLMCGLD MORTPASS	0.050	4/1/2011	994,829		997,026
FNMA MORTPASS ARM	FLOATING	7/1/2034	475,012		473,328
FNMA MORTPASS ARM	FLOATING	6/1/2034	406,741		402,976
FNMA MORTPASS ARM	FLOATING	5/1/2034	261,459		260,044
FNMA MORTPASS ARM	FLOATING	10/1/2034	166,967		165,624
Total Mortgage Backed Security Bonds				$	6,266,069

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Description	Rate of Interest	Maturity Date	Par Value		Current Value
BEAR STEARNS INTERMEDIATE BOND FUND (Con't)					
Corporate Bonds					
BERKSHIRE HATHAWAY FINANCE CORP	4.125%	1/15/2010	1,805,000	$	1,811,518
GENERAL ELECT CAP CORP	4.125%	9/1/2009	1,500,000		1,496,235
GOLDMAN SACHS GROUP LP	4.500%	6/15/2010	750,000		747,533
MONUMENTAL GLOBAL FUNDING II 3.9% BDS	3.900%	6/15/2009	1,750,000		1,743,397
PROCTER & GAMBLE CO	6.875%	9/15/2009	1,675,000		1,753,738
PROTECTIVE LIFE SECD TR	4.000%	10/7/2009	1,750,000		1,755,654
SHELL INTERNATIONAL FINANCE	5.625%	6/27/2011	1,500,000		1,566,113
US BANK NATIONAL ASSOC MINNEA	6.375%	8/1/2011	1,500,000		1,573,178
WAL-MART STORES INC	6.875%	8/10/2009	1,750,000		1,828,955
WORLD SAVINGS BANK	4.125%	12/15/2009	1,750,000		1,742,956
Total Corporate Bonds				$	16,019,277
Asset-Backed Bonds					
RENAISSANCE HOME EQUITY LOAN TRUST SER 2	FLOATING	5/25/2035	1,100,000	$	1,087,021
Total Asset-Backed Bonds				$	1,087,021
CMO/REMIC					
ALTERNATIVE LOAN TRUST 2005	5.500%	1/25/2036	1,040,884		1,037,085
AMERICAN HOME MORTGAGE INVESTMENT TRUST	4.550%	2/25/2044	2,000,000		1,964,923
FREDDIE MAC 2627 EV-MAC	3.500%	4/15/2018	742,890		728,544
FREDDIE MAC 2668 LD	5.000%	12/15/2026	1,450,000		1,455,096
FREDDIE MAC 2713 DH-MAC	4.000%	10/15/2023	1,500,000		1,489,803
FREDDIE MAC 3144 PA	5.500%	11/15/2025	1,687,932		1,705,599
GINNIE MAC 2005-58 NJ MX	4.500%	8/20/2035	1,450,000		1,443,269
JP MORGAN TRUST FRMBPT	FLOATING	4/25/2035	1,174,741		1,166,485
JP MORGAN TRUST 2005-A8 2-A-6 V	FLOATING	11/25/2035	1,000,000		995,453
MORGAN STANLEY CAPITAL I 61745ML27	4.690%	6/13/2041	977,000		977,676
WACHOVIA BANK COMM MORTGAGE TRUST	4.260%	1/15/2041	1,500,000		1,489,501
Total CMO/REMIC				$	14,453,434

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Description	Rate of Interest	Maturity Date	Par Value		Current Value
BEAR STEARNS INTERMEDIATE BOND FUND (Con't)					
Commercial Mortgage-Backed Bonds					
COMM 2004-LNB4 A-2	4.049%	10/15/2037	1,980,741	$	1,960,977
JP MORGAN CHASE COMMERICAL MORTGAGE 2004	3.837%	1/12/2039	1,500,000		1,465,814
Total Commercial Mortgage-Backed Bonds				$	3,426,791
Short-Term Investment Fund					
* J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049	1,056,701	$	1,056,701
Total Short-Term Investment Fund				$	1,056,701
Discounted Notes					
FED HOME LOAN MTG	0.000%	1/8/2008	7,000,000	$	6,994,835
FED HOME LOAN BK CONS DISC NT ZCP	0.000%	1/2/2008	7,000,000		6,999,387
Total Discounted Notes				$	13,994,222
TOTAL BEAR STEARNS INTERMEDIATE BOND FUND				$	154,729,086

	Description	Number of Shares		Current Value
MONTAG & CALDWELL GROWTH FUND				
Common Stock				
ABBOT LABS COM NPV	Common Stock	66,900	$	3,756,435
ALLERGAN INC COM STK	Common Stock	54,200		3,481,808
AMER EXPRESS CO COM	Common Stock	46,600		2,424,132
APPLE INC COM STK NPV	Common Stock	19,200		3,803,136
BAKER HUGHES INC COM STK	Common Stock	40,900		3,316,990
CAMERON INTL CORP COM	Common Stock	34,200		1,646,046
CISCO SYSTEMS INC COM STK	Common Stock	54,800		1,483,436
COCA-COLA CO COM STK	Common Stock	81,000		4,970,970
COLGATE-PALMOLIVE CO COM STK	Common Stock	20,800		1,621,568
COSTCO WHOLESALE CORP COM STK	Common Stock	45,300		3,160,128
CVS CAAREMARK CORPORATION COM	Common Stock	107,600		4,277,100
DEVON ENERGY CORP (NEW) COM STK	Common Stock	30,100		2,676,191
ELECTRONIC ARTS COM STK	Common Stock	35,000		2,044,350
EMERSON ELECTRIC CO COM STK	Common Stock	83,400		4,725,444

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Description	Number of Shares		Current Value
MONTAG & CALDWELL GROWTH FUND (Con't)				
Common Stock (Con't)				
GENERAL ELECTRIC CO. COM STK	Common Stock	115,100	$	4,266,757
GILEAD SCIENCES INC COM STK	Common Stock	56,800		2,613,368
GOOGLE INC COM STK	Common Stock	7,400		5,116,952
HALLIBURTON CO COM STK	Common Stock	82,900		3,142,739
HEWLET PACKARD CO COM	Common Stock	76,500		3,861,720
INTEL CORP COM STK	Common Stock	129,000		3,439,140
MCDONALD'S CORP COM STK	Common Stock	52,300		3,080,993
MERCK & CO INC COM STK	Common Stock	80,500		4,677,855
NIKE INC CLASS 'B' COM STK NPV	Common Stock	41,800		2,685,232
OCCIDENTAL PETROLEUM CORP COM	Common Stock	22,300		1,716,877
PAYCHEX INC COM STK	Common Stock	38,900		1,408,958
PEPSICO INC CAP STK	Common Stock	51,900		3,939,210
PROCTER & GAMBLE CO COM STK	Common Stock	65,605		4,816,719
QUALCOMM INC COM	Common Stock	84,800		3,336,880
RESEARCH IN MOTION COM NPV	Common Stock	31,200		3,538,080
SCHERING-PLOUGH CORP COM STK	Common Stock	120,300		3,204,792
SCHLUMBERGER COM STK	Common Stock	54,200		5,331,654
STRYKER CORP COM STK	Common Stock	47,400		3,541,728
Total Common Stock			$	107,107,388
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,565,215	$	1,565,215
Total Short-Term Investment Fund			$	1,565,215
TOTAL MONTAG & CALDWELL GROWTH FUND			$	108,672,603
TRUSCO SMALL CAP GROWTH FUND				
Common Stock				
TICC CAPITAL CORP COM	Common Stock	47	$	434
Total Common Stock			$	434
Short Term Investment Fund:				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	198	$	198
Total Short-Term Investment Fund			$	198
TOTAL TRUSCO SMALL CAP GROWTH FUND			$	632

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Description	Number of Shares		Current Value
Retirement Income				
J.P. MORGAN SMART RETIREMENT INCOME	Commingled Trust	1,131,636	$	13,138,290
Retirement 2010				
J.P. MORGAN SMART RETIREMENT 2010	Commingled Trust	2,123,716	$	25,994,286
Retirement 2015				
J.P. MORGAN SMART RETIREMENT 2015	Commingled Trust	3,261,891	$	40,773,639
Retirement 2020				
J.P. MORGAN SMART RETIREMENT 2020	Commingled Trust	7,096,940	$	92,260,224
Retirement 2030				
J.P. MORGAN SMART RETIREMENT 2030	Commingled Trust	4,539,871	$	60,607,274
Retirement 2040				
J.P. MORGAN SMART RETIREMENT 2040	Commingled Trust	1,649,560	$	22,087,608
Growth Index Fund				
BARCLAYS RUSSELL 2000 GROWTH INDEX FUND	Commingled Trust	12,959,385	$	120,392,683
Total Investment Funds			$	1,880,990,009
*Participant loans receivable - with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.75% to 10.5% collateralized by the participant's vested interest in the account balance. The loan maturity dates ranging from 2006 to 2032.				52,484,763
TOTAL INVESTMENTS			$	1,933,474,772

(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 25, 2008

James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Exhibit 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110395, No. 333-75468, No. 333-90540 and No. 333-146565 on Form S-8 of Automatic Data Processing, Inc. of our report dated June 21, 2007, relating to the statement of net assets available for benefits as of December 31, 2006 of Automatic Data Processing, Inc. Retirement and Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2007.

Deloitte & Touche LLP

June 24, 2008

Exhibit 23-2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-110395, 333-75468, 333-90540 and 333-146565 of Automatic Data Processing Inc. Retirement and Savings Plan on Form S-8 of our report dated June 24, 2008, appearing in this Annual Report on Form 11-K of Automatic Data Processing Inc. Retirement and Savings Plan for the year ended December 31, 2007.

J. H. Cohn LLP

Roseland, New Jersey
June 24, 2008

END